Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210429

Dated June 1, 2018

Term Sheet

$250,000,000

Floating Rate Senior Notes due 2021

    This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated June 1, 2018 relating to the prospectus dated March 28, 2016.

Issuer:	Fifth Third Bancorp

Security:	Floating Rate Senior Notes due 2021

Expected Ratings*:	BBB+ (S&P) / A- (Fitch)

Currency:	USD

Size:	$250,000,000

Security Type:	SEC Registered Senior Notes

Trade Date:	June 1, 2018

Settlement Date:	June 5, 2018 (T+2)

Maturity Date:	June 4, 2021

Coupon:	3-month USD LIBOR +47 bps, reset quarterly

Payment Frequency:	Quarterly

Interest Payment Dates:	March 4, June 4, September 4, and December 4 of each year, commencing September 4, 2018

Day Count Convention:	Actual/360

Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Base Rate:	3-month USD LIBOR

Spread:	+47 bps

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$249,625,000

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	316773CW8 / US316773CW88

Sole Book-Running Manager:	RBC Capital Markets, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll free at 1-866-375-6829.

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